SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)

OM Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

670872100
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670872100	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Tontine Overseas Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 232,360
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 232,360
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,360
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.72%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 670872100	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS TTR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 251,340
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 251,340
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,340
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.78%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 670872100	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 407,773
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 407,773
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,773
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.26%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 670872100	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 891,473
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 891,473
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,473
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.76%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 670872100	13G/A	Page 6 of 11 Pages

The Schedule 13 G filed on March 11, 2011 is hereby amended and restated by this Amendment No. 1 to the Schedule 13G.

I. A.	NAME OF ISSUER:

The name of the issuer is OM Group, Inc. (the "Company").

Item 1B.	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 127 Public Square, 1500 Key Tower, Cleveland, OH 44114-1221.

II. A.	NAME OF PERSON FILING:

This statement is filed by:

(i)
Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to certain separately managed accounts, with respect to shares of Common Stock directly owned by such accounts;

(ii)
TTR Management, LLC, a limited liability company organized under the laws of the State of Delaware ("TTRM"), which serves as general partner of TTR Overseas Master Fund, L.P. ("TTRMF"), with respect to the shares of Common Stock directly owned by TTRMF;

(iii)
Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of Tontine Capital Overseas Master Fund II, LLC ("TCOM II"), with respect to the shares of Common Stock directly owned by TCOM II;

(iv)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by him and TTRMF, TCOM II and certain separately managed accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 670872100	13G/A	Page 7 of 11 Pages

Item 2B.	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, CT 06830.

Item 2C.	CITIZENSHIP:

See Item 2(a) above.

Item 2D.	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the "Common Stock").

Item 2E.	CUSIP NUMBER:

670872100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 670872100	13G/A	Page 8 of 11 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________________________________
Not applicable.

Item 4.	OWNERSHIP.

A.	Tontine Overseas Associates, L.L.C.
	(a)	Amount beneficially owned: 232,360
(b)
Percent of class: 0.72%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 32,322,657 shares of Common Stock issued and outstanding as of October 31, 2011, as set forth in the Company's Quarterly Report Form 10-Q for the quarterly period ended September 30, 2011 filed on November 9, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 232,360
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 232,360

B.	TTR Management, LLC
	(a)	Amount beneficially owned: 251,340
	(b)	Percent of class: 0.78%
	(c)	(i)	Sole power to vote or direct the vote: --
		(ii)	Shared power to vote or direct the vote: 251,340
		(iii)	Sole power to dispose or direct the disposition: --
		(iv)	Shared power to dispose or direct the disposition: 251,340

C.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 407,773
	(b)	Percent of class: 1.26%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 407,773
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 407,773

D.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 891,473
	(b)	Percent of class: 2.76%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 891,473
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 891,473

CUSIP No. 670872100	13G/A	Page 9 of 11 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 670872100	13G/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2012

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as managing member of Tontine Overseas Associates, L.L.C.; and as managing member of TTR Management, LLC, for itself and as the general partner of TTR Overseas Master Fund, L.P.; and as managing member of Tontine Asset Associates, LLC, for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.

CUSIP No. 670872100	13G/A	Page 11 of 11 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 10, 2012

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as managing member of Tontine Overseas Associates, L.L.C.; and as managing member of TTR Management, LLC, for itself and as the general partner of TTR Overseas Master Fund, L.P.; and as managing member of Tontine Asset Associates, LLC, for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P	.